Momentor Corporation
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Year ended December 31, 2023

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Momentor Corporation Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
April 23, 2024

MOMENTOR CORPORATION STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31, 2023
ASSETS	
Current Assets:	
Cash and Cash Equivalents	2,035
Total Current Assets	2,035
Non-Current Assets:	
Other Non-Current Assets	-
Total Non-Current Assets	-
TOTAL ASSETS	2,035
LIABILITIES AND EQUITY	
Current Liabilities:	
Related Party Loan	3,160
Total Current Liabilities	3,160
Non-Current Liabilities:	
Safe Notes	123,745
Total Non-Current Liabilities	123,745
TOTAL LIABILITIES	126,905
EQUITY	
Common Stock	8
Authorized shares: 10,000 Issued and outstanding shares: 8,000 Par value: $0.001	
Additional Paid-In Capital	2
Accumulated Deficit	(831)
Net Income(Loss)	(124,049)
TOTAL EQUITY	(124,870)
TOTAL LIABILITIES AND EQUITY	2,035

MOMENTOR CORPORATION STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31, 2023
Revenues	
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Payroll Expense	61,307
Advertising & Marketing	4,004
General and Administrative	66,109
Research and Development	-
Total Operating Expenses	**131,421**
Total Loss from Operations	**(131,421)**
Other Expense/Income	
Other income	7,372
Total Other Income/Expense	**7,372**
Earnings Before Income Taxes, Depreciation, and Amortization	**(124,049)**
Provision for Income Tax	-
Depreciation and Amortization	-
Net Income (Loss)	**(124,049)**

MOMENTOR CORPORATION STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	(124,049)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Other Operating Activities	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(124,049)
INVESTING ACTIVITIES	
Other Investing Activities	-
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Related Party Loan	2,337
SAFE Note	123,745
Net Cash provided by (used in) Financing Activities	126,082
Cash at the beginning of period	2
Net Cash increase (decrease) for period	2,033
Cash at end of period	2,035

MOMENTOR CORPORATION STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Balance at 01/01/2023	8,000	8	2	(831)	(821)
Issuance of Common Stock	-	-	-	-	-
Additional Paid-In Capital	-	-	-	-	-
Net income (loss)	-	-	-	(124,049)	(124,049)
Ending balance at 12/31/23	8,000	8	2	(124,880)	(124,870)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Momentor Corporation was formed in Delaware on June 15, 2022. The Company plans to earn revenue using a SAAS platform similar to a mentoring site for people to share their experience and knowledge having been there. By leveraging people's requirements for expertise, we will be a matching service between the knowledge seeker and sharer, feeling our revenue growth. The Company's headquarters is in Redwood City, California. The Company's customers will be located in the United States and worldwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2023.

Cash and Cash Equivalents

The Company had approximately $2,035 in cash as of December 31, 2023.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Payroll Expense

Payroll Expense consists of payroll and related expenses for employees.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development and other miscellaneous expenses. A summary is listed below:

	Category	Amount
1	Subscriptions	13,524
2	Wise Disbursements	35,473
3	Mercury Disbursements	1,794
4	Accounting Fees	1,800
5	Legal Fees	3,899
6	WeFunder Fees	9,281
6	Other Miscellaneous Expense	338
	Total	**66,109**

Other Income

Other income represents cashback on bank promotions, refunds and referral income from WeFunder.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On December 21, 2023, the Company entered into a loan agreement for $3,100 sourced from the father of the Founder of the Company, the note bears an interest rate of 0% and matures in February 2024. In case of default, a 2% interest will be added per month as a late fee.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Related Party Loan - please see Note 3

Simple Agreement for Future Equity (SAFE) Notes

Through WeFunder SPV LLC, a legal equity crowdfunding, the Company entered into SAFE agreements, totaling $123,745. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. A summary of the SAFEs is listed below:

	Issue Date	Amount	Valuation Cap
1	3/17/23	42,878.00	$900K
2	3/17/23	8,300.00	$1.1M
3	4/26/23	15,250.00	$900K
4	4/26/23	57,317.00	$1.1M
Total		**123,745.00**	

NOTE 6 – EQUITY

The Company has authorized 10,000 of common shares with a par value of $0.001 per share. 8,000 shares were issued and outstanding as of 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 23, 2024, the date these financial statements were available to be issued.

No events require recognition or disclosure.